September 24, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Celia A. Soehner, Attorney

Re:	Inphi Corporation Registration Statement on Form S-1 Amended August 13, 2010 File No. 333-167564

Ladies and Gentlemen:

On behalf of Inphi Corporation (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 4 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 15, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Prospectus Summary, page 1

1.	Refer to the second paragraph of the prospectus summary. Please balance the disclosure of your revenues with corresponding disclosure of the net income (loss) for the applicable period.

Response: The requested disclosure has been added to the second paragraph under “Prospectus Summary – Inphi Corporation.”

Securities and Exchange Commission

September 24, 2010

Products, page 75

2.	We note your response to prior comment 3. Please make corresponding revisions in this section regarding the launch of your GS02 product.

Response: Disclosure has been added under “Business – Products” to clarify that the new low voltage product has been launched and is in full commercial production and shipping in full volume.

Legal Proceedings, page 81

3.	Please clarify the potential significance to your company of adverse rulings in the Netlist, Inc. litigation proceedings. Your response should address whether damages have been specified since your last amendment and the materiality to your operations of the patents at issue.

Response: Disclosure has been added under “Business – Legal Proceedings” to address the potential significance to the Registrant of an adverse ruling in these litigation proceedings and to confirm that damages remain unspecified.

Other Transactions, page 110

4.	We note your response to prior comment 7. Please explain how your analysis regarding Mr. Tan is consistent with Instruction 6.a.i. to Regulation S-K Item 404(a).

Response: The Registrant respectfully submits that the Registrant may determine that Mr. Tan does not have a direct or indirect material interest in the agreement with Cadence even if Instruction 6.a.i. to Regulation S-K Item 404(a) is not applicable. The Registrant respectfully submits that while Instruction 6.a.i. sets forth a circumstance under which the Commission does not believe disclosure is required, it is not the only circumstance under which disclosure would not be required under Item 404(a). As noted by the Commission in its adopting release (No. 33-8732A) amending Regulation S-K Item 404, “there may be situations where, although the instructions to Item 404(a) do not expressly provide that disclosure is not required, the interest of a related person in a particular transaction is not a direct or indirect material interest.” The adopting release further stated that in such cases, disclosure of the related person’s interest and the transaction is not required under Item 404(a).

Although Mr. Tan’s positions as CEO of Cadence precludes reliance on Instruction 6.a.i., which states that a related party will be deemed not to have an indirect material interest in the transaction if such person’s interest in the transaction

Securities and Exchange Commission

September 24, 2010

arises only as a result of his position as a director of the entity that is a party to the transaction, Mr. Tan is not personally a party to the agreement, did not participate in the negotiation or execution thereof and does not derive any personal, monetary or other benefit from the agreement. Further, the amounts paid to Cadence under the agreement constitute an insignificant percentage of Cadence’s total revenue for the applicable periods. For the foregoing reasons and those previously articulated in its responses to prior comments, the Registrant respectfully submits that it does not believe Mr. Tan has a direct or indirect material interest in the Cadence agreement and, as a result, does not believe the Cadence agreement is a related party transaction.

The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

September 24, 2010

Questions or comments concerning any matter with respect to the Registration Statement may be directed to undersigned at (650) 233-4523. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Noelle Matteson
Noelle Matteson

cc:	Young K. Sohn
John Edmunds
Aparna Bawa, Esq.

Bruce K. Dallas, Esq.

Davina K. Kaile, Esq.